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------                                    U.S. SECURITIES AND EXCHANGE COMMISSION                     ------------------------------
FORM 4                                            WASHINGTON, D.C. 20549                                       OMB APPROVAL
------                                                                                                ------------------------------
                                        STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                  OMB Number:          3235-0287
[ ] Check this box if no                                                                              Expires:     December 31, 2001
    longer subject to                  Filed pursuant to Section 16(a) of the Securities              Estimated average burden
    Section 16. Form 4                     Exchange Act of 1934, Section 17(a) of the                 hours per response.........0.5
    or Form 5 obligations                  Public Utility Holding Company Act of 1935                 ------------------------------
    may continue. See                      or Section 30(f) of the Investment Company
    Instruction 1(b).                                    Act of 1940

(Please Print or Type Responses)
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 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person(s)
    Savoy         William             D.          InfoSpace, Inc. (INSP)                        to Issuer (Check all applicable)
---------------------------------------------  ----------------------------------------------    X  Director         10% Owner
    (Last)        (First)          (Middle)    3. IRS Identification      4. Statement for      ----              ---
    Vulcan Ventures Inc., 505 Union Station,      Number of Reporting        Month/Year             Officer (give    Other (Specify
          505 Fifth Avenue, Suite 900             Person, if an entity                          ----        title ---       below)
---------------------------------------------     (Voluntary)             ------------------                below)
                 (Street)                                                 5. If Amendment,
    Seattle           WA            98104      --------------------------    Date of Original       --------------------------------
---------------------------------------------                                (Month/Year)
    (City)         (State)           (Zip)                                   October 2000    7. Individual or Joint/Group Filing
                                                                          ------------------    (Check Applicable Line)
                                                                                                 X    Form filed by One
                                                                                                ----  Reporting Person
                                                                                                      Form filed by More than
                                                                                                ----  One Reporting Person
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                         TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5. Amount of Se-    6. Owner-     7. Nature
  (Instr. 3)                       action      tion         or Disposed of (D)          curities Benefi-    ship          of In-
                                   Date        Code         (Instr. 3, 4 and 5)         cially Owned at     Form:         direct
                                               (Instr. 8)                               End of Month        Direct        Benefi-
                                  (Month/                                               (Instr. 3 and 4)    (D) or        cial
                                   Day/   ---------------------------------------                           Indirect      Owner-
                                   Year)  Code    V      Amount   (A) or    Price                           (I)           ship
                                                                  (D)                                       (Instr. 4)    (Instr. 4)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 4)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
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                                                    Code  V     (A)     (D)    Date    Expira-    Title   Amount or
                                                                               Exer-   tion               Number of
                                                                               cisable Date               Shares
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Employee Stock Option                                                                             Common
(right to buy)               $32.01     10/12/2000   A        45,500            (1)    10/14/05   Stock   45,500        (2)
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                                                                                                  Common
Director Stock Grant         $17.6250   10/12/2000   A        20,000            (4)    10/12/10   Stock   20,000        (5)
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9. Number of           10. Ownership               11. Nature of
   Derivative              Form of                     Indirect
   Securities              Derivative                  Beneficial
   Beneficially            Security:                   Ownership
   Owned at End            Direct (D)                  (Instr. 4)
   of Month                or Indirect (I)
   (Instr. 4)              (Instr. 4)

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   45,500(3)               D
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   20,000(3)               D
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Explanation of Responses:

(1) The option vests in four equal annual installments beginning on October 14, 2000.

(2) Received in exchange for an employee stock option to purchase 25,000 shares of Go2Net, Inc. common stock for $58.25 per share in connection with the Reorganization Agreement.

(3) On a Form 4 filed for October 2000, the reporting person mistakenly reported shares held by directly by Vulcan Ventures, Inc.
    and indirectly by Paul G. Allen, to which the reporting person disclaimed beneficial ownership except to the extent of his pecuniary interest therein. This statement is being filed to amend the earlier filing by omitting the shares held directly by
    Vulcan Ventures, Inc. and indirectly by Paul G. Allen, as the reporting person has no pecuniary interest in such shares.

(4) The option vests 100% on 12/12/2001, in the event that Mr. Savoy is still serving on the Board of Directors as of that date.

(5) Received as a non-employee director grant of non-qualified stock options.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
                                                                                  /s/ WILLIAM D. SAVOY                 2/14/01
Note: File three copies of this Form, one of which must be manually signed.       -------------------------------    ---------------
  If space provided is insufficient, see Instruction 6 for procedure.             **Signature of Reporting Person    Date
                                                                                    William D. Savoy

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB Number.                                                                                       Page 2

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